Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567
                                malattyco@aol.com





                                 August 15, 2006



VIA FACSIMILE ONLY TO 202-772-9208
----------------------------------
Mr. Mark Webb
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Navidec Financial Services, Inc.
         File No. 000-51139

Dear Mr. Webb:

         Registrant hereby responds to your letter dated August 3, 2006 as follows:

         General
         -------

         Comment #1: We note that you have not responded to the staff's previous comments concerning your status as an investment company. It is essential to the staff's review that this issue is resolved. Therefore, as a threshold issued, please provide us with your legal analysis as to how Navidec Financial Services is not obligated to register under the Investment Company Act of 1940. We remind you that a registration statement on Form 10 goes effective automatically 60 days after filing, if it is not officially withdrawn.

         Response: The issuer is not an investment company required to register under the Investment Company Act of 1940 for the following reasons:

         Section 3c of the Act provides as follows: "None of the following persons is an investment company within the meaning of this title":

Mr. Mark Webb
Securities and Exchange Commission
August 15, 2006
Page 2


         "...4. Any person substantially all of whose business is confined to making small loans, industrial banking, or similar businesses.

         "...6. Any Company primarily engaged, directly or through majority owned subsidiaries, in one or more of the businesses described in paragraphs
(3), (4), and (5) or in one or more of such businesses (from which not less than 25 percent of such company's gross income during its last fiscal year was derived) together with an additional business or businesses, other than investing, reinvesting, owning, holding, or trading securities."

         In the case of the Issuer, in 2005, $1,841,000 of the Company's gross income came from the operations of Northsight Mortgage Group, LLC. an 80% owned subsidiary which is actively engaged in the home mortgage origination business, which is covered under 3c(4) of the Act.

         The mortgage services division is focused on the Phoenix and Scottsdale Arizona markets and is primarily engaged in the business of marketing, originating, and brokering residential mortgages secured by real estate.

         The test of 25 percent of the gross revenue from the Company's last fiscal year is met as allowed under Section 3c(6) of the Investment Company Act to exempt the Company from the obligations to register as an investment company. The Company may act as a developer of, or consultant to, other companies and businesses, and in fact, the Company is currently negotiating a farmout for a rework of producing gas wells in Kansas, in which it intends to invest. The Company is not "primarily engaged in owning, holding, investing, or trading securities." Any ownership of securities is ancillary to its primary operations and is not its "business."

         In April 2005, NFS acquired a 94% interest in Aegis Business Group, Inc. ("Aegis"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, Aegis was sold because the Issuer was unable to liquidae its interest in BPZ Energy, Inc. and thereby recapitalize Aegis, and it appeared Aegis would continue to penetrate losses for a sustained period of time. As a result of this sale, effective December 13, 2005 the Company discontinued all operations within the technology division. As of that date the operations of Aegis USA, Inc. are no longer consolidated into the financials of the Company. Aegis was sold for approximately the basis for which it was purchased, $628,000, but the losses it had incurred were consolidated into the Company's financial statements resulting in a gain. A total of $744,000 gain was recognized from the Aegis USA transaction in 2005 (discontinued operations).

         The Company has a business development division which focuses on identifying and acquiring controlling interests in development stage companies to further their growth by

Mr. Mark Webb
Securities and Exchange Commission
August 15, 2006
Page 3

providing capital, consulting, personnel and other services, both internally and through the use of subcontractors. This division also provides consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies, in which the Company may have decided not to invest. This is usually provided on a contract basis for fees and related expenses. After evaluating a potential candidate for the probability of success in its core business and determining its growth strategy and anticipated capital requirements, the Coompany develops a specific strategy of success with management of the development stage company and provide personnel and services to work in concert with the management to develop and execute the business plan.

         Aegis was sold for approximately the basis for which it was purchased, $628,000, but the losses it had incurred were consolidated into Navidec's financial statements resulting in a gain. A total of $744,000 gain was recognized from the Aegis USA transaction in 2005 (discontinued operations).

         Navidec believes this adequately answers the comment posed by the SEC.

         If you have further questions or comments, please let us know.

                                          Sincerely,


                                          /s/ Michael A. Littman
                                          Michael A. Littman

MAL:jb